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                          September 20, 2023

       Mark Goldsmith, M.D., Ph.D.
       President and Chief Executive Officer
       Revolution Medicines, Inc.
       700 Saginaw Drive
       Redwood City, California 94063

                                                        Re: Revolution
Medicines, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 13,
2023
                                                            File No. 333-274499

       Dear Mark Goldsmith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Roeder, Esq.